UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 2)**

TRI-ISTHMUS GROUP INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

(CUSIP Number)

Abdul Hamid bin Sh Mohamed

Symphony House Berhad

Level 17, Menara Milenium

Jalan Damanlela, Pusat Bandar Damansara

50490 Kuala Lumpur, Malaysia

Tel:+603-2718 1500

with a copy to:-

Ashok K. Lalwani

Baker & McKenzie

#27-01 Millenia Tower

1 Temasek Avenue

Singapore 039192

Tel: +65-6338 1888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This Amendment No. 2 to Schedule 13D shall be deemed to amend the Schedule 13D filed on June 26, 2005.

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only): Symphony House Berhad
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: Malaysia

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 0
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 0
14.	Type of Reporting Person (See Instructions): CO

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only): Angsana Tiara Sdn Bhd
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: Malaysia

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 0
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 0
14.	Type of Reporting Person (See Instructions): CO

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only): Dato’ Mohamed Azman bin Yahya
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: Malaysia

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 0
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 0
14.	Type of Reporting Person (See Instructions): IN

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only): Datin Normah binti Hashim
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: Malaysia

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 0
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 0
14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer

This Amendment No. 2 to Statement on Schedule 13D (“Statement”) relates to the shares of common stock, par value $0.01 per share, of Tri-Isthmus Group Inc., a Delaware corporation formerly known as Vsource Inc. (the “Company”). The principal executive offices of the Company are located at 7855 Ivanhoe Avenue, Suite 2000, La Jolla, California 92037.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following paragraph at the end of the Item:

On December 14, 2007, Symphony entered into a share purchase agreement with Mercantile Capital Partners I, LP. The share purchase agreement provided for the sale by Mercantile Capital Partners I, LP of 15,201 shares in Symphony BPO Solutions Sdn Bhd (formerly known as Vsource Asia Sdn Bhd), a company incorporated in Malaysia. Symphony transferred 648,860 shares of common stock in the Company to Mercantile Capital Partners I, LP at US$0.50 per share as part of the consideration under the share purchase agreement. Completion of the share purchase agreement and the transactions contemplated therein occurred on December 19, 2007 and Symphony ceased to own any shares of the Company.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety as follows:

(a)	The aggregate number of Ordinary Shares that each Reporting Person may be deemed to own beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is zero.

(b)	Each Reporting Person has the shared power to vote or to direct the vote and to dispose or direct the disposition of zero Ordinary Shares of the Company.

(c)	On December 14, 2007, Symphony entered into a share purchase agreement with Mercantile Capital Partners I, LP.

(d)	Not applicable.

(e)	The Reporting Person ceased to be the beneficial owner of Ordinary Shares of the Company on December 19, 2007.

Item 7. Material to Be Filed as Exhibits

Exhibit and Description

Exhibit 1 -Share purchase Agreement between Symphony and Mercantile Capital Partners I, LP dated December 14, 2007.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated December 19, 2007

SYMPHONY HOUSE BERHAD

By:	/s/ Abdul Hamid bin Sh Mohamed
Name:	Abdul Hamid bin Sh Mohamed
Title:	Executive Director

ANGSANA TIARA SDN BHD

By:	/s/ Dato’ Mohamed Azman bin Yahya
Name:	Dato’ Mohamed Azman bin Yahya
Title:	Director

DATO’ MOHAMED AZMAN BIN YAHYA

By:	/s/ Dato’ Mohamed Azman bin Yahya

DATIN NORMAH BINTI HASHIM

By:	/s/ Datin Normah Binti Hashim